UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of Subject Company)

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of Person Filing Statement)

American Depositary Shares, Each Representing Five Common Shares,

Par Value NTD10 Per Common Share

(Title of Class of Securities)

827084864

(American Depositary Shares)

(CUSIP Number of Class of Securities)

Eva Chen, Chief Financial Officer

Telephone: +886 (4) 2534-1525; Fax: +886 (4) 2534-6278

No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, R.O.C.

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Chris K.H. Lin

Kathryn King Sudol

Simpson Thacher & Bartlett LLP

35/F ICBC Tower

3 Garden Road Central

Hong Kong S.A.R.

Telephone: +852 2514-7600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Siliconware Precision Industries Co., Ltd. (the “Company”), with the Securities and Exchange Commission (the “Commission”) on August 28, 2015, as last amended by Amendment No. 2 filed on September 8, 2015, relating to the unsolicited offer (the “Offer”) by Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of the Republic of China (the “Bidder” or “ASE”), to purchase up to 779,000,000 Common Shares of the Company, par value 10 New Taiwan dollars (“NTD”) per share (each a “Common Share”), including those Common Shares represented by American Depositary Shares (“ADSs”), each representing five Common Shares, which represents approximately 24.99% of the issued and outstanding share capital of the Company. Except as specifically noted herein, the information set forth in the Statement remains unchanged. This amendment is being filed to reflect certain updates as reflected below.

Item 9.	Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(7)	Letter from Siliconware Precision Industries Co., Ltd. to its shareholders, dated September 10, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2015	SILICONWARE PRECISION INDUSTRIES CO., LTD.

	By:	/s/ Eva Chen
Name: Eva Chen
Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(7)	Letter from Siliconware Precision Industries Co., Ltd. to its shareholders, dated September 10, 2015